Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month:  June 2015

1.	We inform that during June 2015, Itaú Unibanco acquired 19,990,000 preferred shares, the average acquisition price for which was R$ 33.96 (maximum price of R$ 35.05 and minimum of R$ 32.58).

2.
We would point out that these acquisitions relate to the share buy-back program, effective for December 16, 2014 until December 15, 2015, approved by the Board of Directors, authorizing the acquisition of up to 10.0 million of common shares and 50.0 million in preferred shares.

3.
Considering the said acquisition, it should be kept in mind that in the approved share buy-back program, we had already acquired 37,586,600 preferred shares at the average price of R$ 34.11 as shown in the following table.

Current Repurchase				Prices – R$ per Share
Program	Transaction	Month	Trading Volume	Minimum	Average	Maximum
		dec/14	1,000,000	34.13	34.75	35.07
		jan/15	11,000,000	33.12	34.13	34.81
Preferred Shares	Purchase	feb/15	3,596,600	33.89	34.68	35.05
		mar/15	2,000,000	33.64	34.07	34.41
		jun/15	19,990,000	32.58	33.96	35.05
		Total	34,586,600	32.58	34.11	35.07

4.	We would remind readers that historical data is available in the organization’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, July 1st, 2015.

MARCELO KOPEL
Investor Relations Officer